

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-mail
Jason T. Manumaleuna
Chief Financial Officer and Director
RJO Global Trust
222 S Riverside Plaza, Suite 900
Chicago, IL 60606

>   **Re: RJO Global Trust**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 22, 2013**
>   **File No. 000-22887**

Dear Mr. Manumaleuna:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 3 regarding the portion of the Trust's assets allocated to each Advisor and your disclosure on page 16 that the Trust's assets were allocated to different combinations of trading advisors over time. In future Exchange Act periodic reports, please discuss how the allocation of assets among the Trading Advisors is determined and how the General Partner can modify those allocations.

2.   Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partners decides which positions to liquidate. Please confirm that you will provide similar disclosure in future Exchange Act periodic reports.

Item 5. Market for the Registrant's Units and Related Security Holder Matters and Issuer Purchases of Equity Securities, page 14

3.   In future Exchange Act periodic reports, please set forth the approximate number of holders of the units of beneficial interest or advise. Please refer to Item 201(b) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

4.   Please tell us the allocation by sector of total Partnership assets as of the end of the fiscal year. We note that you appear to disclose some of the allocation on pages 41-42 of Exhibit 13.01 and that you disclose the allocation to each Trading Advisor on page 3, but the overall mix of assets in your portfolio is not clear. Please confirm that you will include similar disclosure in future Exchange Act periodic filings or advise.

5.   In future Exchange Act periodic reports, please disclose the amount of total Partnership assets in each type of investment as of the end of the fiscal year, e.g., futures contracts, forward contracts and swaps, or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel